LEARN MORE ABOUT FUNCTIONAL CHOCOLATE PRODUCTS







Anxiety is now the single largest mental health concern worldwide.

World Economic Forum

Carefree Chocolate is a naturally derived formulation utilizing herbs, botanicals and clinically researched and patented Pharma Gaba®, & L-Theanine ® -- shown to promote an alert state of relaxation without drowsiness.



Mellow Mint Truffle Flavor : MSRP: $7.89
60% Cacao / 1.75 Ounces / 50 Grams
84 Calories / 4g Total Fat/ 5g Sugar Per Serving / 6 Pieces / 3 Servings Per Bar

PROPRIETARY CALMING BLEND:

L-Theanine, Pharma GABA® - Gamma Aminobutyric Acid, English Peppermint Oil (Black Mitcham), Passion Flower Extract, Lemon Balm Extract, Chamomile Extract, Organic Bourbon Vanilla Ground Bean, Kava Kava CO2 Select Extract (60% Kavalactones), Ancient Sea Salt w/ 54 Trace Minerals



"As a teacher, this chocolate was great to mellow my mood after work"





blueberry lavender flavor
SLEEPY
CHOCOLATE
formulated to promote
SWEET SLUMBER*
60% cacao | 1.75oz/50g
Dietary Supplement

Sleepy Chocolate combines a dreamy blend of powerful botanicals including chamomile, valerian and lemon balm with the clinically researched benefits of magnesium and melatonin to help you fall asleep faster with no lingering effects.

★ **Blueberry Lavender Flavor :** MSRP: $7.89
60% Cacao / 1.75 Ounces / 50 Grams
84 Calories / 4g Total Fat/ 5g Sugar Per Serving / 6 Pieces / 3 Servings Per Bar

"This helped me drift off to sleep without leaving me zombie-like in the morning"

80% of Americans have sleep issues.

**Consumer Reports*

PROPRIETARY SLEEP BLEND:



Chamomile Extract (Flower), Lavender Extract Oil (FlowerBud), Valerian Extract (Root), Lemon Balm Extract (Whole Herb), Magnesium Glycinate, Pharma GABA® - Gamma Aminobutyric Acid, Passion Flower Extract (Flower),L-Tryptophan, Organic Bourbon Vanilla Ground Bean Extract, All Natural Bitter Blocker, Wild Harvested Blueberry Crystals, Melatonin (1mg/Serving)





espresso crunch flavor

ENERGY CHOCOLATE

formulated to help you
GET UP & GO®

60% cacao 1.75oz 50g
Dietary Supplement



*89% of people
need to boost
their energy
during the day.*

*Shaklee U.S. Health
and Wellness Study*

Elevate your day with the combination of Chocamine®,
a patented cocoa-based ingredient shown to provide
sustained energy without jitters, alongside a blend
of vitamins, taurine, L-Tyrosine, schizandra berry and
green tea extract.

Espresso Crunch Flavor : MSRP $7.89
60% Cacao / 84 Calories / 4g Total Fat /
5g Sugar Per Serving / 6 Squares /
3 Servings Per Bar

PROPRIETARY ENERGY BLEND:

Maca Extract (Root), Ashwagandha Extract
(Root), Taurine, Vitamin C (Ascorbic Acid),
L-Tyrosine, Standardized Schizandra Berry
Extract (Fruit), Standardized Green Tea
Extract (50% EGCG) (Leaf), Chocamine®
Standardized Extract (Cacao), All Natural
Bitter Blocker, Organic Panmol® B Complex
US150, Fair Trade Non GMO Espresso
Coffee Beans

*"No jitters, no
shakes. Just clean
energy and great
tasting chocolate"*









28% of every workday is spent on unnecessary distractions.

McKinsey.

With a combination of trusted botanicals including ginkgo biloba, bacopa and rhodiola, paired with a proprietary blend of amino acids, omega 3 fatty acids and Chocamine®, Brainy Chocolate brings you back to center with calm focus.



Zesty Orange Flavor : MSRP $7.89
60% Cacao / 84 Calories/ 4g Total Fat /
5g Sugar Per Serving / 6 Squares /
3 Servings Per Bar

PROPRIETARY FOCUS BLEND:

Bacopa, Ginkgo Biloba, Acetyl L Carnitine, L-Theanine, Rhodiola, DMAE, Green Tea Extract, L-Glutamine, L-Tyrosine, DHA (Algae/Vegan source), Chocamine®, Phosphatidylserine, Phosphatidylcholine, All Natural Bitter Blocker, Orange Crystals



"When I need a little extra help staying on task and getting sh*t done, this really does the trick."





Our team is constantly in research and development to bring to life tasty new creations to solve more everyday health realities. Painfree Chocolate, launched in November 2022, is made with time-tested botanicals turmeric, boswellia serrata, white willow and arnica alongside clinically researched benefits of hops to help with all sorts of everyday inflammation, aches and pains.

 **Chai Flavored :** MSRP $7.89
60% Cacao / 84 Calories / 4g Total Fat /
5g Sugar Per Serving / 6 Squares /
3 Servings Per Bar

More than half (55.7%) of Americans have issues with pain.

*NIH

PROPRIETARY PAINFREE BLEND:

Turmeric/Curcumin, Magnesium (Gluconate), White Willow Bark, Boswellia Serrata, Bromelain, MSM (Methylsulfonylmethane), Hops Extract, Organic Bourbon Vanilla, All Natural Bitter Blocker, Quercetin, Lemon Balm, Passion Flower Extract, Cinnamon, Cloves, Cardamon, Ginger, Arnica Montana



"I commute by bike everyday; and this is like dessert for my achy knees"







Hot Chocolate is a naturally derived formulation featuring a carefully selected blend of botanicals paired with clinically researched Estro-G 100® - shown to reduce hot flashes, fatigue and sleep troubles while improving mood and energy.

Vanilla Crème Brûlée Flavor : MSRP: $7.89
60% Cacao / 1.75 Ounces / 50 Grams / 84 Calories / 4g Total Fat/ 5g Sugar Per Serving / 6 Pieces/ 3 Servings Per Bar

73% of women are not treating their menopause symptoms.

*State of Menopause Study

PROPRIETARY MENOPAUSE BLEND:

EstroG-100®, Evening Primrose Oil(10% GLA), Kudzu Root Extract Powder, Red Clover Extract, Wild Yam Extract, Licorice Root Extract, Passion Flower Extract, Dong Quai Root Extract(Angelica sinensis), Vitex (Chasteberry), Black Cohosh Extract(Actaea Racemosa Root), Dehydrated Maple Crystals



"I notice a difference with my sleep, my energy and my hot flashes have almost completely gone away"




ginger snap flavor
RHYTHM CHOCOLATE
formulated to help
PAUSE YOUR PMS*
60% cacao | 1.75oz/50g
Dietary Supplement

Rhythm Chocolate incorporates the clinically researched, patented ingredient, SaffSerene® (featuring saffron flowers grown in Turkey and Morocco) with a carefully selected blend of botanicals and vitamins that may help alleviate PMS symptoms and restore harmony.

Ginger Snap Flavor : MSRP: $7.89
60% Cacao / 1.75 Ounces / 50 Grams / 84 Calories / 4g Total Fat/ 5g Sugar Per Serving / 6 Piece / 3 Servings Per Bar



"Seriously, there's magic in these chocolate bars. I'll be getting more for every month"



91% of women experience chocolate cravings during PMS.

**Science Direct*

PROPRIETARY PMS BLEND:

Evening Primrose Oil (10% GLA), Vitex (Chasteberry), Organic High Vitamin D3 Mushroom Powder 10,000 IU/g, Wild Yam Extract, Dong Quai Root Extract (Angelica sinensis), Cramp Bark (Viburnum opulus), Maca (Lepidium meyenii), Cinnamon Bark CO2 Extract, PurGinger™ 2% Gingerols-Organic Ginger Extract, Black Cohosh Extract (Actaea Racemosa Root),SaffSerene® Saffron Extract, Organic Panmol® B Complex US150


RHYTHM CHOCOLATE
PMS CHOCOLATE





70% of women experience low sex drive.

*Headspace

Sexy Chocolate pairs clinically researched, patented LibiFem® (a natural fenugreek extract), with a carefully selected blend of botanicals, vitamins, and amino acids to help promote feelings of intimacy, vitality and sexual arousal.

Champagne & Berry Flavored : MSRP $7.89
60% Cacao / 84 Calories / 4g Total Fat /
5g Sugar Per Serving / 6 Squares /
3 Servings Per Bar



PROPRIETARY LIBIDO BLEND:

Libifem® Fenugreek Extract, Damiana Extract (Turnera diffusa), Tribulus Terrestris, Maca Root Extract (Lepidium meyenii) Organic Panmol® B Complex US150, L-Arginine, Zinc Gluconate, Ferrous Fumarate, Wild Harvested Raspberry Crystals.
Libifem® is a registered trademark of Gencor.

"Not only do I thank you, but my husband does as well"